

January 27, 2011

Via U.S. Mail and Facsimile (626) 335-7750

Mr. Greg Manos
Chief Executive Officer
Active Health Foods, Inc.
6185 Magnolia Ave., Suite 403
Riverside, CA 92506

> **Re:** **Active Health Foods, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 18, 2011**
> **File No. 333-164788**

Dear Mr. Manos:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 4, 2011.

Form S-1/A (Amendment No. 6) Filed January 18, 2011

General

1. We note the signatures on page 61, the legal opinion filed as Exhibit 5.1 and the consents filed as Exhibits 23.1 and 23.2 are not currently dated. Please amend your filing to include an updated opinion, signatures and consents.

Notes to Financial Statements – December 31, 2009 and 2008

Note7 – Common Stock Issuances, page 56

2.   In your response to our prior comment number two you stated you utilized the intrinsic value method to determine the value of employee share-based payments. However, we note your modified footnote disclosure states "the shares were valued based on the estimated fair market value of the services provided." Please modify your disclosure as necessary to clarify these two apparently contradictory statements.

Additionally, unless the fair values you disclose are based on quoted market prices, please discontinue your use of 'fair *market* value' and instead refer to these values as 'fair values' or 'estimated fair values', or other appropriate moniker.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief